UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Hill-Rom Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Indiana	1-6651	35-1160484
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

130 East Randolph Street, Suite 1000 Chicago, IL	60601
(Address of Principal Executive Offices)	(Zip Code)

Barbara W. Bodem	(312) 819-7200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Hill-Rom Holdings, Inc. (the “Company”) has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto and is publicly available at https://www.hillrom.com/en/about-us/company-overview/ethics-and-compliance/.

The information contained on our website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Item 1.02 Exhibit

A copy of the Company's Conflict Minerals Report is attached as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hill-Rom Holdings, Inc.
(Registrant)

    /s/ Barbara W. Bodem
By:     Barbara W. Bodem, Senior Vice President and Chief Financial Officer
Date:     May 28, 2021

Exhibit 1.01

Hill-Rom Holdings, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2020

This report for the year ended December 31, 2020 is presented to comply with Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 ("the Rule") and Form SD thereunder. The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold, "3TG") for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict. Based on the existing guidance from the SEC, this Conflict Minerals Report has not been audited, nor is an independent private sector audit required for this Conflict Minerals Report.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry ("RCOI") completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

We conducted an analysis of our products and found that 3TG can be found in Hillrom’s product categories. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

1.Company Overview

About Hill-Rom Holdings, Inc.
Hill-Rom Holdings, Inc. (the “Company,” “Hillrom,” “we,” “us,” or “our”) was incorporated on August 7, 1969, in the State of Indiana and is headquartered in Chicago, Illinois. We are a global medical technology leader whose approximately 10,000 employees have a single purpose: enhancing outcomes for patients and their caregivers by Advancing Connected Care™. Around the world, our innovations touch over 7 million patients each day. Our products and services help enable earlier diagnosis and treatment, optimize surgical efficiency and accelerate patient recovery while simplifying clinical communication and shifting care closer to home. We make these outcomes possible through digital and connected care solutions and collaboration tools, including smart bed systems, patient monitoring and diagnostic technologies, respiratory health devices, advanced equipment for the surgical space and more, delivering actionable, real-time insights at the point of care.

2.Products and Raw Materials Overview

Products and Services

Patient Support Systems. Our Patient Support systems business includes a variety of specialty frames and surfaces (such as medical surgical beds, intensive care unit beds, and bariatric patient beds), patient mobility solutions, non-invasive therapeutic products and surfaces, and our information technologies and software solutions in our Care Communications portfolio.

Front Line Care. Our Front Line Care products include our patient monitoring and diagnostics products from Welch Allyn and our respiratory health products. Our patient monitoring and diagnostics products from Welch Allyn include products in each of the following four categories: patient exam and diagnostics, patient monitoring, diagnostic cardiology and vision screening and diagnostics.  Our respiratory health products include non-invasive devices that provide respiratory support and assist patients in the mobilization of retained blockages.

Surgical Solutions. Our Surgical Solutions products include tables, lights, pendants and operating room integration technology utilized within the surgical setting. We also offer a range of positioning devices for use in shoulder, hip, spinal and lithotomy surgeries as well as platform-neutral positioning accessories for nearly every model of operating room table.

Raw Materials

Principal materials used in our products for each business segment include electronic and electromechanical components, carbon steel, aluminum, stainless steel, wood and laminates, petroleum-based products, such as foams and plastics, and other materials. The majority of our raw material components are available from multiple sources.

3.Supply Chain Overview

In order to manage the scope of this task, we rely upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to our suppliers from their sub-tier suppliers.

We have conducted supplier training sessions designed to educate our suppliers and supply chain partners regarding the relevant SEC requirements and Hillrom’s due diligence expectations. As part of this education, we communicated the expectation to our suppliers that they are to provide the 3TG sourcing information to us per Hillrom’s conflict minerals policy (Conflict Minerals Policy). We sent our suppliers email communication requesting self-declaration and identification of the origin of any minerals included in the product(s) provided to Hillrom.

In addition, Hillrom has actively engaged in performing a comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined our supply chain conflict minerals due diligence scope of work by including active suppliers that provide components and manufacturing activities that are likely to contain 3TG. We adopted The Responsible Minerals Initiative's (the "RMI") standard Conflict Minerals Reporting Template (the “Template”) and launched our conflict minerals due diligence communication survey to all 2,103 suppliers of these defined components and manufacturing supplies from 2020.

4.Hillrom’s Conflict Minerals Due Diligence

4.1.    Purpose
As part of this due diligence, Hillrom has implemented a Conflict Minerals Policy to ensure that we conduct our operations and activities in compliance with the conflict minerals legislation. The purpose of the Conflict Minerals Policy is to outline the actions that need to be taken by Hillrom to ensure continued compliance with the Conflict Minerals Policy.

4.2.    Scope
The Conflict Minerals Policy is applicable to suppliers of components that are used in the manufacturing of Hillrom products.

4.3.    Due Diligence Details
4.3.1.    The following actions were implemented in accordance with Hillrom’s Conflict Minerals Policy:
4.3.1.1.    A list of suppliers who provide components that are used in the manufacturing of Hillrom products was compiled by Hillrom’s Sourcing Department.

4.3.1.2.    Hillrom surveyed these suppliers to obtain self-declarations identifying the origin of any minerals, where applicable, included in the product(s) provided to Hillrom.
4.3.1.3.    Hillrom contracted with a third party to conduct this data collection on behalf of Hillrom.
4.3.1.4.    The third-party contractor that conducted this data collection utilized processes and systems agreed upon with Hillrom.
4.3.1.5.    Data collected by the third-party contractor was accessible to Hillrom.
4.3.1.6.    Hillrom used reasonable means to contact and obtain self-declarations from suppliers.

4.4.    Design of Our Due Diligence
Our due diligence measures, as described above, have been developed in conjunction with the 3rd edition of The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. Hillrom designed our due diligence process, management and measures to conform with the framework provided by the OECD Guidance.

Our conflict minerals due diligence includes: the continuous development of our Conflict Minerals Policy, management and governance structures with cross functional team members and executives, communication and supplier engagement, due diligence compliance and measurement, record keeping, and escalation procedures, if required.

4.5.    Management Systems
As described above, Hillrom has adopted a Conflict Minerals Policy that is posted on our intranet as part of our Corporate Policies and Procedures.

4.6.    Documentation
We conducted a survey of our suppliers using the Template developed by the RMI. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on the RMI’s website (http://www.responsiblemineralsinitiative.org/). The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

4.7.    Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we engaged a third-party data collection and software vendor to conduct outreach, train, and in some cases, archive the received supplier responses. Supplier responses from this engagement have allowed us to render the conclusions included in this report.

4.8.    Maintain records
Hillrom has established our due diligence compliance and set forth a documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

5.Survey Responses

At the outset of our 2020/2021 RCOI, Hillrom elected to survey our known component and outsourced manufacturing supply chain constituents most likely to provide components and products to Hillrom with 3TG. This consisted of 2,103 total suppliers.

Hillrom has created and maintained a database of the 769 provided supplier responses. Hillrom has cross referenced this inventory of declared sources and validated our progress related to known smelters that have undergone audits to be validated as conflict free sources. A list of the declared conflict free smelters has been included as part of this filing in Appendix A. Hillrom will continue to evaluate its supply chain in the coming years. We anticipate continued progress that will be driven by industries collective efforts to establish conflict free supply chains, as the SEC’s position related to reporting obligations is clarified, and the RMI programs efforts to audit and verify smelters and refiners of 3TG continue to mature.
6.Conclusions

Hillrom relies on its suppliers to obtain complete and accurate conflict minerals information and cannot guarantee the complete accuracy of all data. However, Hillrom has worked in good faith to achieve a reasonable level of accuracy and completeness.

Despite having conducted reasonable due diligence regarding the source and chain of custody of the conflict minerals in our products, including a good faith RCOI, Hillrom has been unable to determine with assurance the origin of all the 3TG within our instruments and array of products and therefore cannot exclude the possibility that some 3TG may have originated in Covered Countries.

Facilities Used to Process Necessary Conflict Minerals

While Hillrom has conducted reasonable due diligence and worked closely with its suppliers to survey the conflict minerals supply chain (as described above), we are not able to identify with reasonable certainty all facilities used to process necessary conflict minerals used in our instruments and products. A list of our suppliers’ declared conflict free smelters has been included as part of this filing in Appendix A. Based on the information acquired through the due diligence process, we believe that the facilities that may have been used to process the 3TG necessary to the functionality of production of our instruments and products (that have not been declared conflict free) include those listed in Appendix B.

Country of Origin of Necessary Conflict Minerals

While Hillrom has conducted reasonable due diligence and worked closely with its suppliers to survey the supply chain (as described above), we are not able to determine with reasonable certainty the countries of origin of 3TGs used in all of our instruments and products or whether the 3TG in all in-scope products are from recycled or scrap sources.

However, the Company has so far identified the countries of origin shown in the following table:

Metal	Country of Origin
Gold	Indonesia
Gold	Peru
Gold	United States
Gold	Bolivia
Gold	Canada
Gold	Japan
Gold	Portugal
Gold	Recycle/Scrap
Gold	Spain
Gold	Brazil
Gold	China
Gold	Germany
Gold	Laos
Gold	Nigeria
Gold	Philippines
Gold	Sierra Leone
Gold	Thailand

Gold	DRC- Congo (Kinshasa)
Gold	Zambia
Gold	Argentina
Gold	Australia
Gold	Chile
Gold	Mexico
Gold	Switzerland
Gold	Uzbekistan
Gold	South Africa
Gold	Hong Kong
Gold	Singapore
Gold	Austria
Gold	Belgium
Gold	Cambodia
Gold	Colombia
Gold	Czech Republic
Gold	Djibouti
Gold	Ecuador
Gold	Egypt
Gold	Estonia
Gold	Ethiopia
Gold	France
Gold	Guinea
Gold	Guyana
Gold	Hungary
Gold	India
Gold	Ireland
Gold	Israel
Gold	Ivory Coast
Gold	Kazakhstan
Gold	Korea, Republic of
Gold	Luxembourg
Gold	Madagascar
Gold	Malaysia
Gold	Mongolia
Gold	Myanmar
Gold	Namibia
Gold	Netherlands
Gold	Papua New Guinea
Gold	Russian Federation
Gold	Slovakia
Gold	Suriname
Gold	Taiwan
Gold	United Kingdom
Gold	Vietnam
Gold	Zimbabwe
Gold	Bermuda
Gold	Burundi
Gold	Rwanda
Gold	Mozambique
Gold	Armenia
Gold	Niger

Gold	Turkey
Gold	Italy
Gold	Finland
Gold	Sweden
Gold	United Arab Emirates
Gold	Kyrgyzstan
Gold	Poland
Gold	Tajikistan
Gold	Jersey
Gold	Saudi Arabia
Gold	Congo (Brazzaville)
Gold	New Zealand
Gold	Tanzania
Gold	Ghana
Gold	Mali
Tantalum	DRC- Congo (Kinshasa)
Tantalum	Mozambique
Tantalum	Australia
Tantalum	Brazil
Tantalum	Canada
Tantalum	China
Tantalum	Russian Federation
Tantalum	Thailand
Tantalum	United States
Tantalum	Argentina
Tantalum	Austria
Tantalum	Belgium
Tantalum	Bolivia
Tantalum	Cambodia
Tantalum	Chile
Tantalum	Colombia
Tantalum	Czech Republic
Tantalum	Djibouti
Tantalum	Ecuador
Tantalum	Egypt
Tantalum	Estonia
Tantalum	Ethiopia
Tantalum	France
Tantalum	Germany
Tantalum	Guyana
Tantalum	Hungary
Tantalum	India
Tantalum	Indonesia
Tantalum	Ireland
Tantalum	Israel
Tantalum	Ivory Coast
Tantalum	Japan
Tantalum	Kazakhstan
Tantalum	Korea, Republic of
Tantalum	Laos
Tantalum	Luxembourg
Tantalum	Madagascar

Tantalum	Malaysia
Tantalum	Mongolia
Tantalum	Myanmar
Tantalum	Namibia
Tantalum	Netherlands
Tantalum	Nigeria
Tantalum	Peru
Tantalum	Portugal
Tantalum	Sierra Leone
Tantalum	Singapore
Tantalum	Slovakia
Tantalum	Spain
Tantalum	Suriname
Tantalum	Switzerland
Tantalum	Taiwan
Tantalum	United Kingdom
Tantalum	Vietnam
Tantalum	Zimbabwe
Tantalum	Angola
Tantalum	Burundi
Tantalum	Central African Republic
Tantalum	Congo (Brazzaville)
Tantalum	Rwanda
Tantalum	South Sudan
Tantalum	Tanzania
Tantalum	Uganda
Tantalum	Zambia
Tantalum	Recycle/Scrap
Tantalum	Kenya
Tantalum	South Africa
Tantalum	Niger
Tantalum	Philippines
Tantalum	Italy
Tantalum	Ghana
Tantalum	Guinea
Tantalum	Mali
Tantalum	Mexico
Tantalum	Jersey
Tantalum	Poland
Tantalum	Belarus
Tin	Argentina
Tin	Australia
Tin	Austria
Tin	Belgium
Tin	Bolivia
Tin	Brazil
Tin	Cambodia
Tin	Canada
Tin	Chile
Tin	China
Tin	Colombia
Tin	Czech Republic

Tin	Djibouti
Tin	Ecuador
Tin	Egypt
Tin	Estonia
Tin	Ethiopia
Tin	France
Tin	Germany
Tin	Guyana
Tin	Hungary
Tin	India
Tin	Indonesia
Tin	Ireland
Tin	Israel
Tin	Ivory Coast
Tin	Japan
Tin	Jersey
Tin	Kazakhstan
Tin	Korea, Republic of
Tin	Laos
Tin	Luxembourg
Tin	Madagascar
Tin	Malaysia
Tin	Mongolia
Tin	Myanmar
Tin	Namibia
Tin	Netherlands
Tin	Nigeria
Tin	Peru
Tin	Portugal
Tin	Recycle/Scrap
Tin	Russian Federation
Tin	Sierra Leone
Tin	Singapore
Tin	Slovakia
Tin	Spain
Tin	Suriname
Tin	Sweden
Tin	Switzerland
Tin	Taiwan
Tin	Thailand
Tin	United Kingdom
Tin	United States
Tin	Vietnam
Tin	Zimbabwe
Tin	Turkey
Tin	No known country of origin.
Tin	Mexico
Tin	Congo (Brazzaville)
Tin	DRC- Congo (Kinshasa)
Tin	Poland
Tin	Angola
Tin	Burundi

Tin	Central African Republic
Tin	South Sudan
Tin	Tanzania
Tin	Uganda
Tin	Zambia
Tin	Kenya
Tin	Mozambique
Tin	South Africa
Tin	Papua New Guinea
Tin	Philippines
Tin	Uzbekistan
Tin	Kyrgyzstan
Tin	Armenia
Tin	Rwanda
Tin	Niger
Tin	Morocco
Tin	Hong Kong
Tungsten	Burundi
Tungsten	DRC- Congo (Kinshasa)
Tungsten	Rwanda
Tungsten	Argentina
Tungsten	Australia
Tungsten	Austria
Tungsten	Belgium
Tungsten	Bolivia
Tungsten	Brazil
Tungsten	Cambodia
Tungsten	Canada
Tungsten	Chile
Tungsten	China
Tungsten	Colombia
Tungsten	Czech Republic
Tungsten	Djibouti
Tungsten	Ecuador
Tungsten	Egypt
Tungsten	Estonia
Tungsten	Ethiopia
Tungsten	France
Tungsten	Germany
Tungsten	Guyana
Tungsten	Hungary
Tungsten	India
Tungsten	Indonesia
Tungsten	Ireland
Tungsten	Israel
Tungsten	Ivory Coast
Tungsten	Japan
Tungsten	Kazakhstan
Tungsten	Korea, Republic of
Tungsten	Laos
Tungsten	Luxembourg
Tungsten	Madagascar

Tungsten	Malaysia
Tungsten	Mongolia
Tungsten	Myanmar
Tungsten	Namibia
Tungsten	Netherlands
Tungsten	Niger
Tungsten	Nigeria
Tungsten	Peru
Tungsten	Portugal
Tungsten	Russian Federation
Tungsten	Sierra Leone
Tungsten	Singapore
Tungsten	Slovakia
Tungsten	Spain
Tungsten	Suriname
Tungsten	Switzerland
Tungsten	Taiwan
Tungsten	Thailand
Tungsten	United Kingdom
Tungsten	United States
Tungsten	Vietnam
Tungsten	Zimbabwe
Tungsten	No known country of origin.
Tungsten	Angola
Tungsten	Central African Republic
Tungsten	Congo (Brazzaville)
Tungsten	South Sudan
Tungsten	Tanzania
Tungsten	Uganda
Tungsten	Zambia
Tungsten	Philippines
Tungsten	Mozambique
Tungsten	Guinea
Tungsten	Mexico
Tungsten	Papua New Guinea
Tungsten	Recycle/Scrap
Tungsten	South Africa

Efforts to Determine the Mine or Location of Origin

The description of Hillrom’s due diligence exercise set forth above under the heading “Hillrom’s Conflict Minerals Due Diligence” covers Hillrom’s efforts to determine the mine or location of origin with the greatest possible specificity.

7.Continuous Improvement Efforts to Mitigate Risk

Due to the vast array of Hillrom’s products and the size and complexity of our supply chain, it will take time for many suppliers to verify the origin of any conflict minerals. Using our supply chain due diligence processes (as more fully described in Section 4 above), driving accountability within the supply chain by leveraging the industry standard RMI program, and continuing our outreach efforts, we hope to further develop transparency into our supply chain.

Specifically, to enhance the due diligence process and further mitigate any risk that 3TG used in Hillrom’s products may benefit armed groups, Hillrom has historically followed-up with suppliers who use high risk smelters that cannot be determined (Conflict Mineral Free) and are asked to provide one of the following:
1.provide a copy of their company’s Conflict Minerals Policy or adopt and acknowledge Hillrom’s policy; and/or
2.provide notice to such Smelters or Refiners asking that they seek and acquire third-party certification from the RMI.

Appendix A – Declared Conflict Free Smelters
Metal	Official Smelter Name	Smelter Country
Gold	8853 S.p.A.	Italy
Tungsten	A.L.M.T. TUNGSTEN Corp.	Japan
Gold	Abington Reldan Metals, LLC	United States
Tungsten	ACL Metais Eireli	Brazil
Gold	Advanced Chemical Company	United States
Gold	African Gold Refinery	Uganda
Gold	Aida Chemical Industries Co., Ltd.	Japan
Gold	Al Etihad Gold Refinery DMCC	United Arab Emirates
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Brazil
Gold	Alexy Metals	United States
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan
Tin	Alpha	United States
Tin	An Vinh Joint Stock Mineral Processing Company	Vietnam
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil
Gold	Argor-Heraeus S.A.	Switzerland
Tungsten	Artek LLC	Russian Federation
Gold	Asahi Pretec Corp.	Japan
Gold	Asahi Refining Canada Ltd.	Canada
Gold	Asahi Refining USA Inc.	United States
Tantalum	Asaka Riken Co., Ltd.	Japan
Gold	Asaka Riken Co., Ltd.	Japan
Tungsten	Asia Tungsten Products Vietnam Ltd.	Vietnam
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey
Gold	AU Traders and Refiners	South Africa
Gold	Augmont Enterprises Private Limited	India
Gold	Aurubis AG	Germany
Gold	Bangalore Refinery	India
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines
Gold	Boliden AB	Sweden
Gold	C. Hafner GmbH + Co. KG	Germany
Gold	C.I Metales Procesados Industriales SAS	Colombia
Gold	Caridad	Mexico
Gold	CCR Refinery - Glencore Canada Corporation	Canada
Gold	Cendres + Metaux S.A.	Switzerland
Gold	CGR Metalloys Pvt Ltd.	India
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China
Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China

Gold	Chimet S.p.A.	Italy
Tungsten	China Molybdenum Co., Ltd.	China
Tin	China Tin Group Co., Ltd.	China
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China
Gold	Chugai Mining	Japan
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	China
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	Brazil
Tin	CRM Synergies	Spain
Tungsten	Cronimet Brasil Ltda	Brazil
Tin	CV Ayi Jaya	Indonesia
Tin	CV Venus Inti Perkasa	Indonesia
Tantalum	D Block Metals, LLC	United States
Gold	Daye Non-Ferrous Metals Mining Ltd.	China
Gold	Degussa Sonne / Mond Goldhandel GmbH	Germany
Gold	Dijllah Gold Refinery FZC	United Arab Emirates
Gold	DODUCO Contacts and Refining GmbH	Germany
Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	China
Tin	Dowa	Japan
Gold	Dowa	Japan
Gold	DS PRETECH Co., Ltd.	Korea, Republic of
Gold	DSC (Do Sung Corporation)	Korea, Republic of
Gold	Eco-System Recycling Co., Ltd. East Plant	Japan
Gold	Eco-System Recycling Co., Ltd. North Plant	Japan
Gold	Eco-System Recycling Co., Ltd. West Plant	Japan
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Vietnam
Tin	EM Vinto	Bolivia
Gold	Emerald Jewel Industry India Limited (Unit 1)	India
Gold	Emerald Jewel Industry India Limited (Unit 2)	India
Gold	Emerald Jewel Industry India Limited (Unit 3)	India
Gold	Emerald Jewel Industry India Limited (Unit 4)	India
Gold	Emirates Gold DMCC	United Arab Emirates
Tin	Estanho de Rondonia S.A.	Brazil
Tantalum	Exotech Inc.	United States
Tantalum	F&X Electro-Materials Ltd.	China
Tin	Fenix Metals	Poland
Gold	Fidelity Printers and Refiners Ltd.	Zimbabwe
Tantalum	FIR Metals & Resource Ltd.	China
Gold	Fujairah Gold FZC	United Arab Emirates
Tungsten	Fujian Ganmin RareMetal Co., Ltd.	China
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	China
Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China
Gold	GCC Gujrat Gold Centre Pvt. Ltd.	India
Gold	Geib Refining Corporation	United States
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	China
Tin	Gejiu Fengming Metallurgy Chemical Plant	China
Tin	Gejiu Kai Meng Industry and Trade LLC	China
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China

Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China
Tungsten	GEM Co., Ltd.	China
Tantalum	Global Advanced Metals Aizu	Japan
Tantalum	Global Advanced Metals Boyertown	United States
Tungsten	Global Tungsten & Powders Corp.	United States
Gold	Gold Coast Refinery	Ghana
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Gold	Guangdong Jinding Gold Limited	China
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	China
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China
Tin	Guanyang Guida Nonferrous Metal Smelting Plant	China
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	China
Tantalum	H.C. Starck Hermsdorf GmbH	Germany
Tantalum	H.C. Starck Inc.	United States
Tungsten	H.C. Starck Tungsten GmbH	Germany
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China
Gold	Heimerle + Meule GmbH	Germany
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China
Gold	Heraeus Metals Hong Kong Ltd.	China
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany
Tin	HuiChang Hill Tin Industry Co., Ltd.	China
Tin	Huichang Jinshunda Tin Co., Ltd.	China
Gold	Hunan Chenzhou Mining Co., Ltd.	China
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China
Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	China
Tungsten	Hunan Litian Tungsten Industry Co., Ltd.	China
Gold	HwaSeong CJ CO., LTD.	Korea, Republic of
Tungsten	Hydrometallurg, JSC	Russian Federation
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China
Gold	International Precious Metal Refiners	United Arab Emirates
Gold	Ishifuku Metal Industry Co., Ltd.	Japan
Gold	Istanbul Gold Refinery	Turkey
Gold	Italpreziosi	Italy
Gold	JALAN & Company	India
Gold	Japan Mint	Japan
Tungsten	Japan New Metals Co., Ltd.	Japan
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Gold	Jiangxi Copper Co., Ltd.	China
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	China
Tin	Jiangxi New Nanshan Technology Ltd.	China
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Tantalum	Jiangxi Tuohong New Raw Material	China

Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China
Tantalum	Jiujiang Tanbre Co., Ltd.	China
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China
Tungsten	JSC "Kirovgrad Hard Alloys Plant"	Russian Federation
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russian Federation
Gold	JSC Uralelectromed	Russian Federation
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan
Gold	K.A. Rasmussen	Norway
Gold	Kaloti Precious Metals	United Arab Emirates
Gold	Kazakhmys Smelting LLC	Kazakhstan
Gold	Kazzinc	Kazakhstan
Tantalum	KEMET Blue Metals	Mexico
Tungsten	Kennametal Fallon	United States
Tungsten	Kennametal Huntsville	United States
Gold	Kennecott Utah Copper LLC	United States
Tungsten	KGETS CO., LTD.	Korea, Republic of
Gold	KGHM Polska Miedz Spolka Akcyjna	Poland
Gold	Kojima Chemicals Co., Ltd.	Japan
Gold	Korea Zinc Co., Ltd.	Korea, Republic of
Gold	Kundan Care Products Ltd.	India
Gold	Kyrgyzaltyn JSC	Kyrgyzstan
Gold	Kyshtym Copper-Electrolytic Plant ZAO	Russian Federation
Gold	L'azurde Company For Jewelry	Saudi Arabia
Tungsten	Lianyou Metals Co., Ltd.	Taiwan
Gold	Lingbao Gold Co., Ltd.	China
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China
Gold	L'Orfebre S.A.	Andorra
Tantalum	LSM Brasil S.A.	Brazil
Gold	LS-NIKKO Copper Inc.	Korea, Republic of
Gold	LT Metal Ltd.	Korea, Republic of
Tin	Luna Smelter, Ltd.	Rwanda
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China
Tin	Ma'anshan Weitai Tin Co., Ltd.	China
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China
Gold	Marsam Metals	Brazil
Tungsten	Masan Tungsten Chemical LLC (MTC)	Vietnam
Gold	Materion	United States
Gold	Matsuda Sangyo Co., Ltd.	Japan
Gold	MD Overseas	India
Tin	Melt Metais e Ligas S.A.	Brazil
Tantalum	Meta Materials	Macedonia, The Former Yugoslav Republic Of
Gold	Metal Concentrators SA (Pty) Ltd.	South Africa
Tin	Metallic Resources, Inc.	United States
Gold	Metallix Refining Inc.	United States
Tin	Metallo Belgium N.V.	Belgium
Tin	Metallo Spain S.L.U.	Spain
Tantalum	Metallurgical Products India Pvt., Ltd.	India

Gold	Metalor Technologies (Hong Kong) Ltd.	China
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore
Gold	Metalor Technologies (Suzhou) Ltd.	China
Gold	Metalor Technologies S.A.	Switzerland
Gold	Metalor USA Refining Corporation	United States
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico
Tantalum	Mineracao Taboca S.A.	Brazil
Tin	Mineracao Taboca S.A.	Brazil
Tin	Minsur	Peru
Gold	Mitsubishi Materials Corporation	Japan
Tin	Mitsubishi Materials Corporation	Japan
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan
Tantalum	Mitsui Mining and Smelting Co., Ltd.	Japan
Gold	MMTC-PAMP India Pvt., Ltd.	India
Gold	Modeltech Sdn Bhd	Malaysia
Tin	Modeltech Sdn Bhd	Malaysia
Tungsten	Moliren Ltd.	Russian Federation
Gold	Morris and Watson	New Zealand
Gold	Moscow Special Alloys Processing Plant	Russian Federation
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	Vietnam
Gold	NH Recytech Company	Korea, Republic of
Tungsten	Niagara Refining LLC	United States
Gold	Nihon Material Co., Ltd.	Japan
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China
Tin	Novosibirsk Processing Plant Ltd.	Russian Federation
Tantalum	NPM Silmet AS	Estonia
Tungsten	NPP Tyazhmetprom LLC	Russian Federation
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand
Tin	O.M. Manufacturing Philippines, Inc.	Philippines
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Austria
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Russian Federation
Gold	OJSC Novosibirsk Refinery	Russian Federation
Tin	Operaciones Metalurgicas S.A.	Bolivia
Gold	PAMP S.A.	Switzerland
Gold	Pease & Curren	United States
Gold	Penglai Penggang Gold Industry Co., Ltd.	China
Tungsten	Philippine Chuangxin Industrial Co., Inc.	Philippines
Gold	Planta Recuperadora de Metales SpA	Chile
Tin	Pongpipat Company Limited	Myanmar
Tin	Precious Minerals and Smelting Limited	India
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia
Tin	PT Aries Kencana Sejahtera	Indonesia
Tin	PT Artha Cipta Langgeng	Indonesia
Tin	PT ATD Makmur Mandiri Jaya	Indonesia
Tin	PT Babel Inti Perkasa	Indonesia
Tin	PT Babel Surya Alam Lestari	Indonesia
Tin	PT Bangka Serumpun	Indonesia

Tin	PT Bukit Timah	Indonesia
Tin	PT Lautan Harmonis Sejahtera	Indonesia
Tin	PT Menara Cipta Mulia	Indonesia
Tin	PT Mitra Stania Prima	Indonesia
Tin	PT Mitra Sukses Globalindo	Indonesia
Tin	PT Prima Timah Utama	Indonesia
Tin	PT Rajawali Rimba Perkasa	Indonesia
Tin	PT Rajehan Ariq	Indonesia
Tin	PT Refined Bangka Tin	Indonesia
Tin	PT Stanindo Inti Perkasa	Indonesia
Tin	PT Timah Nusantara	Indonesia
Tin	PT Timah Tbk Kundur	Indonesia
Tin	PT Timah Tbk Mentok	Indonesia
Tin	PT Tinindo Inter Nusa	Indonesia
Gold	PX Precinox S.A.	Switzerland
Gold	QG Refining, LLC	United States
Tantalum	QuantumClean	United States
Gold	Rand Refinery (Pty) Ltd.	South Africa
Gold	Refinery of Seemine Gold Co., Ltd.	China
Gold	REMONDIS PMR B.V.	Netherlands
Tantalum	Resind Industria e Comercio Ltda.	Brazil
Tin	Resind Industria e Comercio Ltda.	Brazil
Gold	Royal Canadian Mint	Canada
Tin	Rui Da Hung	Taiwan
Gold	SAAMP	France
Gold	Sabin Metal Corp.	United States
Gold	Safimet S.p.A	Italy
Gold	SAFINA A.S.	Czech Republic
Gold	Sai Refinery	India
Gold	Samduck Precious Metals	Korea, Republic of
Gold	SAMWON METALS Corp.	Korea, Republic of
Gold	Sancus ZFS (L’Orfebre, SA)	Colombia
Gold	SAXONIA Edelmetalle GmbH	Germany
Gold	Sellem Industries Ltd.	Mauritania
Gold	SEMPSA Joyeria Plateria S.A.	Spain
Gold	Shandong Humon Smelting Co., Ltd.	China
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	China
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	China
Gold	Shirpur Gold Refinery Ltd.	India
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China
Gold	Singway Technology Co., Ltd.	Taiwan
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation
Tin	Soft Metais Ltda.	Brazil
Gold	Solar Applied Materials Technology Corp.	Taiwan
Tantalum	Solikamsk Magnesium Works OAO	Russian Federation
Gold	Sovereign Metals	India
Gold	State Research Institute Center for Physical Sciences and Technology	Lithuania
Gold	Sudan Gold Refinery	Sudan
Gold	Sumitomo Metal Mining Co., Ltd.	Japan

Gold	SungEel HiMetal Co., Ltd.	Korea, Republic of
Tin	Super Ligas	Brazil
Gold	T.C.A S.p.A	Italy
Tantalum	Taki Chemical Co., Ltd.	Japan
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan
Tantalum	TANIOBIS Co., Ltd.	Thailand
Tantalum	TANIOBIS GmbH	Germany
Tantalum	TANIOBIS Japan Co., Ltd.	Japan
Tungsten	TANIOBIS Smelting GmbH & Co. KG	Germany
Tantalum	TANIOBIS Smelting GmbH & Co. KG	Germany
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Vietnam
Tantalum	Telex Metals	United States
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Vietnam
Tin	Thaisarco	Thailand
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China
Tin	Tin Technology & Refining	United States
Gold	Tokuriki Honten Co., Ltd.	Japan
Gold	Tongling Nonferrous Metals Group Co., Ltd.	China
Gold	Tony Goetz NV	Belgium
Gold	TOO Tau-Ken-Altyn	Kazakhstan
Gold	Torecom	Korea, Republic of
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	Vietnam
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan
Gold	Umicore Brasil Ltda.	Brazil
Gold	Umicore Precious Metals Thailand	Thailand
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium
Tungsten	Unecha Refractory Metals Plant	Russian Federation
Gold	United Precious Metal Refining, Inc.	United States
Gold	Valcambi S.A.	Switzerland
Tin	VQB Mineral and Trading Group JSC	Vietnam
Gold	Western Australian Mint (T/a The Perth Mint)	Australia
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil
Gold	WIELAND Edelmetalle GmbH	Germany
Tungsten	Wolfram Bergbau und Hutten AG	Austria
Tungsten	Woltech Korea Co., Ltd.	Korea, Republic of
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China
Tungsten	Xiamen Tungsten Co., Ltd.	China
Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China
Tantalum	XinXing Haorong Electronic Material Co., Ltd.	China
Gold	Yamakin Co., Ltd.	Japan
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China
Gold	Yokohama Metal Co., Ltd.	Japan
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Gold	Yunnan Copper Industry Co., Ltd.	China
Tin	Yunnan Tin Company Limited	China
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China

(Please refer to http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/ for more detailed information about currently identified conflict free smelters and refineries lists and relied upon industry methods.)

Appendix B – Unknown Conflict Mineral Free Status
Metal	Official Smelter Name	RMI Smelter ID	Smelter Country	Country of Origin	Verification Status	Smelter Certified Conflict Mineral Free?
Gold	Abington Reldan Metals, LLC	CID002708	United States	No known country of origin.	RMI	NO
Gold	African Gold Refinery	CID003185	Uganda	No known country of origin.	Source Intelligence	NO
Tin	An Vinh Joint Stock Mineral Processing Company	CID002703	Vietnam	Brazil	RMI	NO
Tin	An Vinh Joint Stock Mineral Processing Company	CID002703	Vietnam	Turkey	RMI	NO
Tin	An Vinh Joint Stock Mineral Processing Company	CID002703	Vietnam	Vietnam	RMI	NO
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	CID000103	Turkey	Australia	RMI	NO
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	CID000103	Turkey	Brazil	RMI	NO
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	CID000103	Turkey	Indonesia	RMI	NO
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	CID000103	Turkey	Turkey	RMI	NO
Gold	Caridad	CID000180	Mexico	Bolivia	RMI	NO
Gold	Caridad	CID000180	Mexico	Chile	RMI	NO
Gold	Caridad	CID000180	Mexico	China	RMI	NO
Gold	Caridad	CID000180	Mexico	Japan	RMI	NO
Gold	Caridad	CID000180	Mexico	Korea, Republic of	RMI	NO
Gold	Caridad	CID000180	Mexico	Mexico	RMI	NO
Gold	Caridad	CID000180	Mexico	Mexico	RMI	NO

Gold	CGR Metalloys Pvt Ltd.	CID003382	India	No known country of origin.	RMI	NO
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	CID000281	China	No known country of origin.	RMI	NO
Gold	Degussa Sonne / Mond Goldhandel GmbH	CID002867	Germany	No known country of origin.	RMI	NO
Gold	Dijllah Gold Refinery FZC	CID003348	United Arab Emirates	No known country of origin.	RMI	NO
Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	CID003356	China	No known country of origin.	RMI	NO
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572	Vietnam	Brazil	RMI	NO
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572	Vietnam	Canada	RMI	NO
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572	Vietnam	Chile	RMI	NO
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572	Vietnam	China	RMI	NO

Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572	Vietnam	United States	RMI	NO
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572	Vietnam	Vietnam	RMI	NO
Gold	Emerald Jewel Industry India Limited (Unit 1)	CID003487	India	No known country of origin.	RMI	NO
Gold	Emerald Jewel Industry India Limited (Unit 2)	CID003488	India	No known country of origin.	RMI	NO
Gold	Emerald Jewel Industry India Limited (Unit 3)	CID003489	India	No known country of origin.	RMI	NO
Gold	Emerald Jewel Industry India Limited (Unit 4)	CID003490	India	No known country of origin.	RMI	NO
Gold	Fidelity Printers and Refiners Ltd.	CID002515	Zimbabwe	Zimbabwe	RMI	NO
Gold	Fujairah Gold FZC	CID002584	United Arab Emirates	No known country of origin.	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Argentina	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Australia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Austria	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Belgium	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Bolivia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Brazil	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Cambodia	RMI	NO

Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Canada	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Chile	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	China	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Colombia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Czech Republic	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Djibouti	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Ecuador	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Egypt	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Estonia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Ethiopia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	France	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Germany	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Guyana	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Hungary	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	India	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Indonesia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Ireland	RMI	NO

Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Israel	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Ivory Coast	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Japan	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Kazakhstan	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Korea, Republic of	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Laos	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Luxembourg	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Madagascar	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Malaysia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Mongolia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Myanmar	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Namibia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Netherlands	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Nigeria	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Peru	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Portugal	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Russian Federation	RMI	NO

Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Sierra Leone	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Singapore	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Slovakia	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Spain	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Suriname	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Switzerland	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Taiwan	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Thailand	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	United Kingdom	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	United States	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Vietnam	RMI	NO
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CID000499	China	Zimbabwe	RMI	NO
Gold	GCC Gujrat Gold Centre Pvt. Ltd.	CID002852	India	No known country of origin.	RMI	NO
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	CID003410	China	No known country of origin.	RMI	NO
Tungsten	GEM Co., Ltd.	CID003417	China	No known country of origin.	RMI	NO
Gold	Gold Coast Refinery	CID003186	Ghana	No known country of origin.	RMI	NO
Gold	Guangdong Jinding Gold Limited	CID002312	China	Australia	RMI	NO

Gold	Guangdong Jinding Gold Limited	CID002312	China	Brazil	RMI	NO
Gold	Guangdong Jinding Gold Limited	CID002312	China	China	RMI	NO
Gold	Guangdong Jinding Gold Limited	CID002312	China	Peru	RMI	NO
Gold	Guangdong Jinding Gold Limited	CID002312	China	Taiwan	RMI	NO
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CID000651	China	China	RMI	NO
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CID000671	China	China	RMI	NO
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CID000671	China	Korea, Republic of	RMI	NO
Gold	Hunan Chenzhou Mining Co., Ltd.	CID000767	China	Mozambique	RMI	NO
Gold	Hunan Chenzhou Mining Co., Ltd.	CID000767	China	Australia	RMI	NO
Gold	Hunan Chenzhou Mining Co., Ltd.	CID000767	China	Canada	RMI	NO
Gold	Hunan Chenzhou Mining Co., Ltd.	CID000767	China	China	RMI	NO
Gold	Hunan Chenzhou Mining Co., Ltd.	CID000767	China	Switzerland	RMI	NO
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CID000773	China	No known country of origin.	RMI	NO
Gold	HwaSeong CJ CO., LTD.	CID000778	Korea, Republic of	Australia	RMI	NO
Gold	HwaSeong CJ CO., LTD.	CID000778	Korea, Republic of	Canada	RMI	NO
Gold	HwaSeong CJ CO., LTD.	CID000778	Korea, Republic of	China	RMI	NO
Gold	HwaSeong CJ CO., LTD.	CID000778	Korea, Republic of	Hong Kong	RMI	NO
Gold	HwaSeong CJ CO., LTD.	CID000778	Korea, Republic of	Japan	RMI	NO
Gold	HwaSeong CJ CO., LTD.	CID000778	Korea, Republic of	Korea, Republic of	RMI	NO

Gold	HwaSeong CJ CO., LTD.	CID000778	Korea, Republic of	Mexico	RMI	NO
Gold	HwaSeong CJ CO., LTD.	CID000778	Korea, Republic of	United States	RMI	NO
Gold	JALAN & Company	CID002893	India	No known country of origin.	RMI	NO
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CID002313	China	China	RMI	NO
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CID002313	China	China	RMI	NO
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	CID000927	Russian Federation	Australia	RMI	NO
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	CID000927	Russian Federation	Canada	RMI	NO
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	CID000927	Russian Federation	Japan	RMI	NO
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	CID000927	Russian Federation	Russian Federation	RMI	NO
Gold	K.A. Rasmussen	CID003497	Norway	No known country of origin.	RMI	NO
Gold	Kaloti Precious Metals	CID002563	United Arab Emirates	United Arab Emirates	RMI	NO
Gold	Kazakhmys Smelting LLC	CID000956	Kazakhstan	Kazakhstan	RMI	NO
Gold	Kazakhmys Smelting LLC	CID000956	Kazakhstan	Kyrgyzstan	RMI	NO
Gold	Kundan Care Products Ltd.	CID003463	India	No known country of origin.	RMI	NO
Gold	Kyshtym Copper-Electrolytic Plant ZAO	CID002865	Russian Federation	No known country of origin.	RMI	NO
Gold	L'azurde Company For Jewelry	CID001032	Saudi Arabia	Australia	RMI	NO

Gold	L'azurde Company For Jewelry	CID001032	Saudi Arabia	Canada	RMI	NO
Gold	L'azurde Company For Jewelry	CID001032	Saudi Arabia	Japan	RMI	NO
Gold	L'azurde Company For Jewelry	CID001032	Saudi Arabia	Saudi Arabia	RMI	NO
Gold	L'azurde Company For Jewelry	CID001032	Saudi Arabia	Taiwan	RMI	NO
Gold	Lingbao Gold Co., Ltd.	CID001056	China	China	RMI	NO
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CID001058	China	China	RMI	NO
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CID001093	China	China	RMI	NO
Gold	MD Overseas	CID003548	India	No known country of origin.	RMI	NO
Gold	Modeltech Sdn Bhd	CID002857	Malaysia	No known country of origin.	RMI	NO
Tin	Modeltech Sdn Bhd	CID002858	Malaysia	No known country of origin.	RMI	NO
Gold	Morris and Watson	CID002282	New Zealand	New Zealand	RMI	NO
Gold	Morris and Watson	CID002282	New Zealand	Recycle/Scrap	RMI	NO
Gold	Morris and Watson	CID002282	New Zealand	United States	RMI	NO
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	CID002573	Vietnam	Estonia	RMI	NO
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	CID002573	Vietnam	Vietnam	RMI	NO
Gold	NH Recytech Company	CID003189	Korea, Republic of	No known country of origin.	RMI	NO
Gold	Pease & Curren	CID002872	United States	No known country of origin.	RMI	NO

Gold	Penglai Penggang Gold Industry Co., Ltd.	CID001362	China	China	RMI	NO
Tin	Pongpipat Company Limited	CID003208	Myanmar	No known country of origin.	Source Intelligence	NO
Tin	Precious Minerals and Smelting Limited	CID003409	India	No known country of origin.	RMI	NO
Tin	PT Mitra Sukses Globalindo	CID003449	Indonesia	No known country of origin.	RMI	NO
Gold	QG Refining, LLC	CID003324	United States	No known country of origin.	RMI	NO
Gold	Refinery of Seemine Gold Co., Ltd.	CID000522	China	China	RMI	NO
Gold	Sabin Metal Corp.	CID001546	United States	Brazil	RMI	NO
Gold	Sabin Metal Corp.	CID001546	United States	Canada	RMI	NO
Gold	Sabin Metal Corp.	CID001546	United States	China	RMI	NO
Gold	Sabin Metal Corp.	CID001546	United States	Mexico	RMI	NO
Gold	Sabin Metal Corp.	CID001546	United States	Portugal	RMI	NO
Gold	Sabin Metal Corp.	CID001546	United States	Russian Federation	RMI	NO
Gold	Sabin Metal Corp.	CID001546	United States	United States	RMI	NO
Gold	Sai Refinery	CID002853	India	No known country of origin.	RMI	NO
Gold	SAMWON METALS Corp.	CID001562	Korea, Republic of	Australia	RMI	NO
Gold	SAMWON METALS Corp.	CID001562	Korea, Republic of	Canada	RMI	NO
Gold	SAMWON METALS Corp.	CID001562	Korea, Republic of	China	RMI	NO
Gold	SAMWON METALS Corp.	CID001562	Korea, Republic of	Hong Kong	RMI	NO
Gold	SAMWON METALS Corp.	CID001562	Korea, Republic of	Korea, Republic of	RMI	NO
Gold	SAMWON METALS Corp.	CID001562	Korea, Republic of	Sweden	RMI	NO
Gold	Sancus ZFS (L’Orfebre, SA)	CID003529	Colombia	No known country of origin.	RMI	NO

Gold	Sellem Industries Ltd.	CID003540	Mauritania	No known country of origin.	RMI	NO
Gold	Shandong Humon Smelting Co., Ltd.	CID002525	China	No known country of origin.	RMI	NO
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CID001619	China	Russian Federation	RMI	NO
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	CID002527	China	No known country of origin.	RMI	NO
Gold	Shirpur Gold Refinery Ltd.	CID002588	India	No known country of origin.	RMI	NO
Gold	Sovereign Metals	CID003383	India	No known country of origin.	RMI	NO
Gold	State Research Institute Center for Physical Sciences and Technology	CID003153	Lithuania	No known country of origin.	RMI	NO
Gold	Sudan Gold Refinery	CID002567	Sudan	No known country of origin.	RMI	NO
Gold	Tongling Nonferrous Metals Group Co., Ltd.	CID001947	China	China	RMI	NO
Gold	Tony Goetz NV	CID002587	Belgium	No known country of origin.	RMI	NO
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	CID002574	Vietnam	Indonesia	RMI	NO
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	CID002574	Vietnam	Vietnam	RMI	NO
Gold	Umicore Brasil Ltda.	CID001977	Brazil	Austria	RMI	NO
Gold	Umicore Brasil Ltda.	CID001977	Brazil	Brazil	RMI	NO
Gold	Umicore Brasil Ltda.	CID001977	Brazil	Japan	RMI	NO

Tin	VQB Mineral and Trading Group JSC	CID002015	Vietnam	DRC- Congo (Kinshasa)	RMI	NO
Tin	VQB Mineral and Trading Group JSC	CID002015	Vietnam	China	RMI	NO
Tin	VQB Mineral and Trading Group JSC	CID002015	Vietnam	Indonesia	RMI	NO
Tin	VQB Mineral and Trading Group JSC	CID002015	Vietnam	Japan	RMI	NO
Tin	VQB Mineral and Trading Group JSC	CID002015	Vietnam	Malaysia	RMI	NO
Tin	VQB Mineral and Trading Group JSC	CID002015	Vietnam	Peru	RMI	NO
Tin	VQB Mineral and Trading Group JSC	CID002015	Vietnam	Vietnam	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Argentina	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Australia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Austria	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Belgium	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Bolivia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Brazil	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Cambodia	RMI	NO

Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Canada	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Chile	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	China	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Colombia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Czech Republic	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Djibouti	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Ecuador	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Egypt	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Estonia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Ethiopia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	France	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Germany	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Guyana	RMI	NO

Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Hungary	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	India	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Indonesia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Ireland	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Israel	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Ivory Coast	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Japan	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Kazakhstan	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Korea, Republic of	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Laos	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Luxembourg	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Madagascar	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Malaysia	RMI	NO

Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Mongolia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Myanmar	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Namibia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Netherlands	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Nigeria	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Peru	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Portugal	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Russian Federation	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Sierra Leone	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Singapore	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Slovakia	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Spain	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Suriname	RMI	NO

Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Switzerland	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Taiwan	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Thailand	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	United Kingdom	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	United States	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Vietnam	RMI	NO
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CID002095	China	Zimbabwe	RMI	NO
Gold	Yunnan Copper Industry Co., Ltd.	CID000197	China	Canada	RMI	NO
Gold	Yunnan Copper Industry Co., Ltd.	CID000197	China	Chile	RMI	NO
Gold	Yunnan Copper Industry Co., Ltd.	CID000197	China	China	RMI	NO
Gold	Yunnan Copper Industry Co., Ltd.	CID000197	China	China	RMI	NO